Filed Pursuant to Rule 424(b)(5)
Registration No. 333-207030

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 18, 2015)

M&T BANK CORPORATION

$            % Fixed Rate Senior Notes due 20

$         Floating Rate Senior Notes due 20

M&T Bank Corporation, a New York corporation (“M&T”), is offering $         aggregate principal amount of Fixed Rate Notes (as defined below) and $         aggregate principal amount of Floating Rate Notes (as defined below).

The    % Fixed Rate Senior Notes due 20    , or “Fixed Rate Notes”, will bear interest at a rate of     % per year. Interest on the Fixed Rate Notes is payable semi-annually in arrears on January              and July              of each year, commencing on January    , 2019. The Fixed Rate Notes will mature on July    , 20    .

The Floating Rate Senior Notes due 20    , or “Floating Rate Notes” (and the Floating Rate Notes together with the Fixed Rate Notes, the “Notes”), will bear interest at a rate equal to the three-month U.S. dollar LIBOR determined quarterly, plus    % per year. Interest on the Floating Rate Notes is payable quarterly in arrears on January    , April    , July    and October    of each year, commencing on October    , 2018. The Floating Rate Notes will mature on July    , 20    .

The Notes will not be subject to redemption at any time prior to June    , 20     (30 days prior to their maturity date). At any time on or after June    , 20    , M&T may, at its option, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. See “Description of the Notes—Optional Redemption of the Notes.” There will be no sinking fund for the Notes. The Notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes will be unsecured and unsubordinated obligations of M&T and will rank equally with all of M&T’s other unsecured and unsubordinated indebtedness from time to time outstanding.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-10 and contained in M&T’s Annual Report on Form 10-K incorporated by reference herein for a discussion on certain risks that you should consider in connection with an investment in the Notes.

None of the Securities and Exchange Commission, any state securities commission, the New York State Department of Financial Services or the Board of Governors of the Federal Reserve System has approved or disapproved of the Notes nor have any of the foregoing authorities determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are M&T’s unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of M&T’s bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other government agency or insurer.

	Public Offering Price		Underwriting Discount		Proceeds to M&T (before expenses)
Per Fixed Rate Note		%		%		%
Fixed Rate Notes Total	$		$		$
Per Floating Rate Note		%		%		%
Floating Rate Notes Total	$		$		$

Total	$		$		$

Interest on the Notes will accrue from July    , 2018 to the date of delivery.

The underwriters expect to deliver the Notes to purchasers in book entry form only through the facilities of The Depository Trust Company (“DTC”), and its participants, including Euroclear Bank, S.A./N.V., or its successor, as operator of the EuroClear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), on or about July    , 2018, which is the fifth business day following the pricing of the Notes (“T+5”).

The Notes will not be listed on any securities exchange or interdealer market quotation system. Currently, there is no public market for the Notes.

Joint Book-Runners

Morgan Stanley     Credit Suisse     J.P. Morgan     UBS Investment Bank

The date of this prospectus supplement is July    , 2018

Neither we nor the underwriters have authorized any other person to provide you with any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus that we prepare or distribute. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you.

We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer of, or an invitation on our behalf or on behalf of the underwriters to subscribe for and purchase, any securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

PRIIPs Regulation / Prohibition of Sales to European Economic Area (“EEA”) Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement is not a prospectus for the purposes of the Prospectus Directive as implemented in member states of the EEA.

Prospectus Supplement

Prospectus

Cautionary Statement Regarding Forward-Looking Information	1
About This Document	2
Where You Can Find More Information	3
About M&T Bank Corporation	3

Risk Factors	4
Use of Proceeds	5
Consolidated Earnings Ratios	5
Validity of Securities	5
Experts	5

i

INFORMATION ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a shelf registration statement on Form S-3 (File No. 333-207030) that was filed with the Securities and Exchange Commission (“SEC”) on September 18, 2015. By using a shelf registration statement, M&T may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus supplement and the accompanying prospectus. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering and certain other matters and also adds to and updates information contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to this offering. You should read this prospectus supplement and the accompanying prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus supplement is considered a part of this prospectus supplement and may add, update or change information contained in this prospectus supplement. Any information in such subsequent filings that is inconsistent with this prospectus supplement will supersede the information in the accompanying prospectus or any earlier prospectus supplement. Neither we nor the underwriters have authorized any other person to provide you with any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus that we prepare or distribute. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you.

References in this prospectus supplement to “M&T” or “the Company” refer to M&T Bank Corporation, and not to any of its consolidated subsidiaries, unless otherwise specified or as the context otherwise requires.

References in this prospectus supplement to “we,” “us,” and “our” refer to M&T Bank Corporation and its consolidated subsidiaries, unless otherwise specified or as the context otherwise requires.

References in this prospectus supplement to “M&T Bank” refer to Manufacturers and Traders Company and not to any of its consolidated subsidiaries, unless otherwise specified or as the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

M&T is a New York corporation and a registered financial holding company. M&T is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act it files reports and other information with the SEC. M&T’s SEC filings are available to the public over the Internet at the SEC web site at http://www.sec.gov. Any document filed by M&T with the SEC may be inspected and copied at the Public Reference Room of the SEC, at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information about the Public Reference Room. M&T also maintains a web site (http://www.ir.mtb.com) where information about M&T and M&T Bank can be obtained. The information contained on the M&T web site is not part of nor is incorporated by reference into this prospectus supplement.

The SEC allows M&T to “incorporate by reference” into this prospectus supplement the information in documents M&T files with the SEC. This means that M&T can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When M&T updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information included and incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and/or information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later. M&T incorporates by reference its:

•	Annual Report on Form 10-K for the year ended December 31, 2017;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2018;

•	Current Reports on Forms 8-K, filed on January 23, 2018, February 5, 2018, February 21, 2018, April 20, 2018, May 21, 2018 and July 17, 2018; and

•	M&T’s Definitive Proxy Statement on Schedule 14A, filed on March 7, 2018.

Each document or report filed by M&T with the SEC pursuant to Section 13(a), 14, or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of the offering of the Notes (other than any materials that are deemed “furnished” and not filed) is incorporated herein by reference.

M&T will provide without charge to each person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein. Requests should be directed to:

M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

Attention: Investor Relations

Telephone Number: (716) 635-4000

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including information included or incorporated by reference into this prospectus supplement, contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business, operations, economic performance and financial condition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

Future Factors may include:

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations, credit losses and market values of loans, collateral securing loans and other assets;

•	sources of liquidity;

•	common shares outstanding;

•	common stock price volatility;

•	fair value of and number of stock-based compensation awards to be issued in future periods;

•	the impact of changes in market values on trust-related revenues;

•	legislation and/or regulation affecting the financial services industry as a whole, and M&T and its subsidiaries individually or collectively, including tax legislation or regulation;

•	regulatory supervision and oversight, including monetary policy and capital requirements;

•	changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or regulatory agencies;

•	increasing price and product/service competition by competitors, including new entrants;

•	rapid technological developments and changes;

•	the ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the mix of products/services; containing costs and expenses;

•	governmental and public policy changes;

•	protection and validity of intellectual property rights;

•	reliance on large customers;

•	technological, implementation and cost/financial risks in large, multi-year contracts;

•	the outcome of pending and future litigation and governmental proceedings, including tax-related examinations and other matters;

•	continued availability of financing;

•	financial resources in the amounts, at the times and on the terms required to support M&T and its subsidiaries’ future businesses;

•	our ability to complete internal projects on time and on budget; and

•	material differences in the actual financial results of merger, acquisition and investment activities compared with M&T’s initial expectations, including the full realization of anticipated cost savings and revenue enhancements.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, internationally, nationally or in the states in which M&T and its subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

SUMMARY

M&T Bank Corporation

M&T is a New York business corporation which is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and as a bank holding company under Article III-A of the New York Banking Law (the “Banking Law”). The principal executive offices of M&T are located at One M&T Plaza, Buffalo, New York 14203. Its telephone number is (716) 635-4000. M&T was incorporated in November 1969 and acquired all of the then issued and outstanding shares of the capital stock of M&T Bank in December 1969. As of March 31, 2018, M&T reported, on a consolidated basis, total assets of $118.6 billion, deposits of $90.9 billion and stockholders’ equity of $15.7 billion. The number of full-time equivalent employees as of March 31, 2018 was 16,531.

M&T has two wholly owned bank subsidiaries: M&T Bank and Wilmington Trust, National Association. The bank subsidiaries collectively offer a wide range of retail and commercial banking, trust, wealth management and investment services to their customers. As of March 31, 2018, M&T Bank represented 99% of consolidated assets of M&T. M&T Bank is a banking corporation that is incorporated under the laws of the State of New York. As a commercial bank, M&T Bank offers a broad range of financial services to a diverse base of consumers, businesses, professional clients, governmental entities and financial institutions located in its markets. Lending is largely focused on consumers residing in New York, Pennsylvania, Maryland, New Jersey, Connecticut, Delaware, Virginia, West Virginia and Washington, D.C., and on small and medium-size businesses based in those areas, although loans are originated through lending offices in other states. In addition, M&T conducts lending activities in various states through other subsidiaries. M&T Bank and certain of its subsidiaries also offer commercial mortgage loans secured by income producing properties or properties used by borrowers in a trade or business. Additional financial services are provided through other operating subsidiaries of M&T. Trust-related services are provided by M&T’s Wilmington Trust-affiliated companies and by M&T Bank.

Recent Developments

M&T Preliminary Second Quarter Financial Results

On July 18, 2018, M&T reported its unaudited preliminary financial results for the quarter ended June 30, 2018. The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, M&T’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or completed its procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Diluted earnings per common share measured in accordance with generally accepted accounting principles (“GAAP”) for the second quarter of 2018 were $3.26, up 39% from $2.35 in the year-earlier quarter. GAAP-basis net income in the recent quarter aggregated $493 million, 29% higher than $381 million in the second quarter of 2017. Diluted earnings per common share and GAAP-basis net income were $2.23 and $353 million, respectively, in 2018’s first quarter. GAAP-basis net income for the second quarter of 2018 expressed as an annualized rate of return on average assets and average common shareholders’ equity was 1.70% and 13.32%, respectively, compared with 1.27% and 9.67%, respectively, in the year-earlier quarter and 1.22% and 9.15%, respectively, in 2018’s first quarter.

For the first six months of 2018, diluted earnings per common share were $5.48, up 23% from $4.47 in the corresponding period of 2017. GAAP-basis net income for the six-month period ended June 30, 2018 aggregated $846 million, 16% higher than $730 million in the year-earlier period. Expressed as an annualized rate of return on average assets and average common shareholders’ equity, GAAP-basis net income for the first six months of 2018 was 1.46% and 11.21%, respectively, compared with 1.21% and 9.28%, respectively, in the similar 2017 period.

The provision for credit losses was $35 million in the recent quarter, compared with $52 million in the second quarter of 2017 and $43 million in 2018’s first quarter. Net charge-offs of loans were $35 million during the second quarter of 2018, compared with $45 million and $41 million in the second quarter of 2017 and first quarter of 2018, respectively. Expressed as an annualized percentage of average loans outstanding, net charge-offs were .16% and .20% in the second quarter of 2018 and 2017, respectively, and .19% in the first quarter of 2018.

M&T had total assets of $118.4 billion at June 30, 2018, compared with $120.9 billion at June 30, 2017 and $118.6 billion at March 31, 2018. Total deposits were $89.3 billion at the recent quarter-end, compared with $93.5 billion at June 30, 2017 and $90.9 billion at March 31, 2018. Total shareholders’ equity was $15.6 billion at June 30, 2018, $16.3 billion at June 30, 2017 and $15.7 billion at March 31, 2018.

The foregoing is only a summary and is not intended to be a comprehensive statement of M&T’s unaudited financial results. Interim financial statements as of and for the period ended June 30, 2018 will be included in M&T’s Quarterly Report on Form 10-Q to be filed with the SEC.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Notes, see “Description of the Notes” in this prospectus supplement.

Issuer	M&T Bank Corporation, a corporation incorporated under New York law.

Notes offered

$         aggregate principal amount of     % Fixed Rate Senior Notes due 20         (the “Fixed Rate Notes”).

$         aggregate principal amount of Floating Rate Senior Notes due 20         (the “Floating Rate Notes”, and together with the Fixed Rate Notes, the “Notes”).

Maturity	The Fixed Rate Notes will mature on July , 20 . The Floating Rate Notes will mature on July , 20 .

Interest rate

The Fixed Rate Notes will bear interest at the rate of     % per annum from the date of issuance.

The Floating Rate Notes will bear interest at a rate equal to the three-month U.S. dollar LIBOR determined quarterly, plus     % per year.

Interest payment dates

M&T will pay interest on the Fixed Rate Notes semi-annually in arrears each January     and July     , commencing on January     , 2019.

M&T will pay interest on the Floating Rate Notes quarterly in arrears on January     , April     , July and October of each year, commencing on October     , 2018.

Record dates	Interest will be paid to the person in whose name a Note is registered at the close of business on the 15th calendar day (whether or not a Business Day) preceding the related date an interest payment is due with respect to such Note.

Ranking	The Notes will be M&T’s unsecured and unsubordinated obligations and will rank equal in right of payment to all of M&T’s existing and future unsubordinated and unsecured indebtedness, will be senior in right of payment to any unsecured and subordinated indebtedness of M&T that is subordinated in right of payment to the Notes, will be effectively subordinated to all of M&T’s existing and future secured indebtedness to the extent of the value of M&T’s assets securing such indebtedness and will be structurally subordinated to all of the existing and future indebtedness and other liabilities of M&T’s subsidiaries.

Optional redemption	The Notes will not be subject to redemption at any time prior to June , 20 (30 days prior to their maturity date). At any time on or after June , 20 , M&T may, at its option, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. See “Description of the Notes—Optional Redemption of the Notes.”

Use of proceeds	The net proceeds from the offering will be approximately $ , after deducting the discounts and commissions payable to the underwriters and estimated offering expenses payable by us. M&T intends to use these proceeds for general corporate and banking purposes in the ordinary course of business. For further information, see “Use of Proceeds” in this prospectus supplement.

Form and denomination	The Notes will be issued as fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as participants in DTC. Beneficial interests in the global notes must be held in denominations of $2,000 or any amount in excess thereof which is an integral multiple of $1,000.

Certain covenants	The Indenture (as defined herein) will contain certain covenants that, among other things, limit M&T’s ability to:

• Dispose of voting stock of M&T’s principal banking subsidiary; or • Permit liens to be placed on the capital stock of M&T’s principal banking subsidiary.

See “Description of the Notes—Certain Restrictive Covenants” in this prospectus supplement and “Debt Securities—Restrictive Covenants” in the accompanying prospectus.

Further issuances	The amount of notes M&T can issue under the Indenture is unlimited. M&T will issue Fixed Rate Notes in the initial aggregate principal amount of $ and M&T will issue Floating Rate Notes in the initial aggregate principal amount of $ .

However, M&T may, without your consent and without notifying you, create and issue further notes, which notes may be consolidated and form a single series with either series of Notes offered by this prospectus supplement and may have the same terms as to interest rate, maturity, covenants or otherwise; provided that if any such additional notes are not fungible with the Notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP or other identifying number.

Events of default	For a discussion of events that will permit acceleration of the payment of the principal of the Notes, see “Description of the Notes—Events of Default; Waivers” in this prospectus supplement.

Indenture and trustee	The Notes will be issued under an Indenture, dated as of May 24, 2007, with The Bank of New York (currently doing business as The Bank of New York Mellon), as Trustee, as supplemented by a supplemental indenture relating to the issuance of the Notes.

Calculation agent	The Bank of New York Mellon is the calculation agent for the Floating Rate Notes.

Governing law	The Notes will be governed by and construed in accordance with the laws of the State of New York.

No listing	The Notes will not be listed on any national securities exchange.

Risk factors	An investment in the Notes involves risks. You should carefully consider the information set forth in the sections entitled “Risk Factors” beginning on page S-10 of this prospectus supplement, as well as other information included or incorporated by reference in this prospectus supplement before deciding whether to invest in the Notes.

RISK FACTORS

Your decision whether or not to invest in the Notes will involve risk. You should be aware of, and carefully consider, the following risk factors, along with all of the other information included or incorporated by reference in this prospectus supplement, including the information included in the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of M&T’s Annual Report on Form 10-K for the year ended December 31, 2017 and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of M&T’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, before deciding whether to invest in the Notes.

An active trading market may not develop for the Notes.

There may not be a liquid trading market for the Notes. Illiquidity may have an adverse effect on the market value of the Notes.

M&T does not intend to arrange for trading of the Notes on the New York Stock Exchange or quotation on any automated dealer quotation system or on any other securities exchange. Accordingly, M&T cannot assure you that an active trading market for the Notes will develop. If a market for the Notes does develop, the price of such Notes may fluctuate and liquidity may be limited. The liquidity of any market for the Notes will depend upon the number of holders of the Notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the Notes and other factors. If a market for the Notes does not develop, you may be unable to resell such Notes for an extended period of time, if at all.

The Notes may be redeemed, at M&T’s option, on or after June    , 20    , and you may not be able to reinvest in a comparable security.

On or after June    , 20    , the Notes are redeemable at M&T’s option, and therefore M&T may choose to redeem the Notes at times when prevailing interest rates are relatively low. See “Description of the Notes—Optional Redemption of the Notes.” As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your Notes being redeemed.

The Notes are unsecured and effectively subordinated to M&T’s secured debt, which makes the claims of holders of M&T’s secured debt senior to the claims of holders of the Notes.

The Notes will be unsecured. The Notes will be effectively subordinated to all of M&T’s existing and future secured indebtedness to the extent of the value of M&T’s securing such indebtedness. The holders of any secured debt that M&T may have may foreclose on M&T’s assets securing such debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. In the event of M&T’s bankruptcy, liquidation or similar proceeding, the holders of secured debt that M&T may have would be entitled to proceed against their collateral, and that collateral would not be available for payment of unsecured debt, including the Notes.

The Notes are M&T’s obligations and not obligations of M&T’s subsidiaries and will be structurally subordinated to the claims of M&T’s subsidiaries’ creditors.

The Notes are exclusively M&T’s obligations and not those of M&T’s subsidiaries. M&T is a holding company that conducts substantially all of its operations through its bank and non-bank subsidiaries. As a result, its ability to make payments on the Notes will depend primarily upon the receipt of dividends and other distributions from M&T’s subsidiaries. If M&T does not receive sufficient cash dividends and other distributions from its subsidiaries, it is unlikely that M&T will have sufficient funds to make payments on the Notes.

M&T’s subsidiaries are separate and distinct legal entities. M&T’s subsidiaries have no obligation to pay any amounts due on the Notes or to provide M&T with funds to pay M&T’s obligations, whether by dividends, distributions, loans or other payments. In addition, any dividend payments, distributions, loans or advances to M&T by M&T’s subsidiaries in the future will require the generation of future earnings by M&T’s subsidiaries and may require regulatory approval. There are various regulatory restrictions on the ability of M&T Bank to pay dividends or make other payments to M&T. See “Item 1. Business—Distributions” in our Annual Report on Form 10-K incorporated by reference in this prospectus supplement for a discussion of regulatory and other restrictions on dividend declarations. Limitations on M&T’s ability to receive dividends from its subsidiaries could have a material adverse effect on its liquidity and ability to pay dividends on its stock or interest and principal on its debt.

In addition, M&T’s right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise will generally be subject to the prior claims of creditors of that subsidiary. Your ability as a holder of the Notes to benefit indirectly from that distribution also will be subject to these prior claims.

The Notes are not guaranteed by any of M&T’s subsidiaries. As a result, the Notes will be structurally subordinated to all existing and future liabilities and obligations of M&T’s subsidiaries.

M&T and its subsidiaries may incur additional indebtedness that may adversely affect M&T’s ability to meet its financial obligations under the Notes.

The terms of the Indenture and the Notes do not limit the incurrence by M&T or its subsidiaries of indebtedness. M&T and its subsidiaries may incur additional indebtedness in the future, which could have important consequences to holders of the Notes. For example, M&T may have insufficient cash to meet its financial obligations, including its obligations under the Notes. Furthermore, our ability to obtain additional financing for the repayment of the notes, working capital, capital expenditures or general corporate purposes could be impaired. Additional debt could make M&T more vulnerable to changes in general economic conditions and the ratings of the Notes.

The terms of the Indenture and the Notes provide only limited protection against significant corporate events that could adversely impact your investment in the Notes and may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

The Indenture governing the Notes will contain only limited restrictive covenants. Among other things, it does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore, does not protect holders of the Notes in the event that we experiences significant adverse changes in its financial condition, results of operations or liquidity;

•	limit our ability to incur additional indebtedness, including indebtedness that is equal in right of payment to the Notes or, subject to certain exceptions, secured indebtedness;

•	limit our ability to pay dividends or engage in transactions with our affiliates; or

•	limit our ability to issue or repurchase securities.

Our ability to incur additional debt, pay dividends, engage in transactions with affiliates, issue and repurchase securities and take a number of other actions that are not limited by the terms of the Notes could negatively affect the value of the Notes.

The trading price of the Notes may fluctuate following their issuance.

If any of the Notes are traded after they are initially issued, they may trade at a discount from their initial offering price. If a trading market were to develop, future trading prices of the Notes may be volatile and will depend on many factors, including among others:

•	our financial condition and results of operations;

•	prevailing interest rates;

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally;

•	the interest of securities dealers in making a market for them; and

•	the market for similar securities.

An increase in interest rates could result in a decrease in the relative value of the Fixed Rate Notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase the Fixed Rate Notes and market interest rates increase, the market value of your Fixed Rate Notes may decline. We cannot predict the future level of market interest rates.

The amount of interest payable on the Floating Rate Notes is set only once per interest period based on the three-month U.S. dollar LIBOR on the applicable Floating Rate Interest Determination Date (as defined herein), which rate may fluctuate substantially.

In the past, the level of the three-month U.S. dollar LIBOR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month U.S. dollar LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month U.S. dollar LIBOR is not an indication that the three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time, and you should not take the historical levels of the three-month U.S. dollar LIBOR as an indication of its future performance. You should further note that although the actual three-month U.S. dollar LIBOR on an interest payment date or at other times during a Floating Rate Interest Period (as defined herein) may be higher than the three-month U.S. dollar LIBOR on the applicable Floating Rate Interest Determination Date, you will not benefit from the three-month U.S. dollar LIBOR at any time other than on the Floating Rate Interest Determination Date for such period. As a result, changes in the three-month U.S. dollar LIBOR may not result in a comparable change in the market value of the Floating Rate Notes.

Uncertainty relating to the calculation of LIBOR and other reference rates and their potential discontinuance may materially adversely affect the value of the Floating Rate Notes.

LIBOR and other interest rate, equity, commodity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of ongoing national, international and other regulatory guidance and proposals for reform. These reforms may cause such “benchmarks” to perform differently than in the past or to disappear entirely or may have other consequences which cannot be predicted. Any such consequence could have an adverse effect on any notes linked to such a “benchmark,” including the Floating Rate Notes.

In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Notwithstanding the foregoing, it appears highly likely that LIBOR will be discontinued or modified by 2021.

Key regulatory proposals for reform of “benchmarks” in the European Union (“EU”) include the International Organisation of Securities Commissions’ Principles for Financial Benchmarks (July 2013) and Regulation (EU) 2016/1011 of the European Parliament and of the Council of June 8, 2016 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds (the “Benchmarks Regulation”). The Benchmarks Regulation could have a material impact on a “benchmark” rate (and in turn any notes linked to it), if, among other things, (a) subject to applicable transitional provisions, the benchmark administrator is based in the EU and does not obtain authorization or registration (or such authorization or registration is withdrawn), or, if non-EU-based, has not satisfied certain “equivalence” conditions in its local jurisdiction or (b) the methodology or other terms of the “benchmark” are changed in order to comply with the terms of the Benchmarks Regulation, which could have the effect of reducing or increasing the rate or level of the benchmark or affecting the volatility of the published rate or level. In the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York. Any of the foregoing changes, any other changes to LIBOR as a result of national, international and other regulatory guidance and proposals for reform or other initiatives, or any further uncertainty surrounding the implementation of such changes, could have an adverse effect on the value of and return on the Floating Rate Notes.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or floating rate debt securities, including the Floating Rate Notes. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms may materially adversely affect the trading market for securities linked to such benchmarks, including the Floating Rate Notes. Furthermore, the use of alternative reference rates or other reforms could cause the interest rate calculated for the Floating Rate Notes to be materially different than expected.

If M&T, in its sole discretion, determines that LIBOR has been permanently discontinued and M&T has notified the calculation agent of such determination (a “LIBOR Event”), the calculation agent will use, as directed by M&T, as a substitute for LIBOR (the “Alternative Rate”) for each future Floating Rate Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for LIBOR. As part of such substitution, the calculation agent will, as directed by M&T, make such adjustments to the Alternative Rate or the spread thereon, as well as the Business Day convention, interest determination dates and related provisions and definitions (“Adjustments”), in each case that are consistent with market practice for the use of such Alternative Rate for debt obligations such as the Floating Rate Notes. Notwithstanding the foregoing, if M&T determines that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for LIBOR, M&T may, in its sole discretion, appoint an independent financial advisor (“IFA”) to determine an appropriate Alternative Rate and any Adjustments, and the decision of the IFA will be binding on M&T, the calculation agent, the trustee and the holders of Notes. If a LIBOR Event has occurred, but for any reason an Alternative Rate has not been determined or there is no such market practice for the use of such Alternative Rate (and, in each case, an IFA has not determined an appropriate Alternative Rate and Adjustments), the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period. See “Description of the Notes—Principal and Interest Payments—Floating Rate Notes”.

Ratings of each series of Notes may not reflect all risks of an investment in the Notes, and any decline or withdrawal of such ratings may adversely affect the value of the Notes.

M&T expects that the Notes will be rated by at least three nationally recognized statistical rating organizations. The ratings of the Notes will primarily reflect M&T’s financial strength and will change in accordance with the rating of M&T’s financial strength. Any rating is not a recommendation to purchase, sell or hold the Notes. These ratings do not correspond to market price or suitability for a particular investor. In addition, at any time ratings may be lowered or withdrawn in their entirety, and such a change could have an adverse effect on the price of the Notes. M&T does not undertake any obligation to maintain the ratings or to advise holders of Notes of any changes in ratings.

Our financial performance and other factors could adversely impact M&T’s ability to make payments on the Notes.

M&T’s ability to make scheduled payments with respect to its indebtedness, including the Notes, will depend on our financial and operating performance, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors beyond our control.

The Notes are not insured.

The Notes are unsecured obligations of M&T. The Notes are not savings accounts, deposits or other obligations of any of the bank or non-bank subsidiaries of M&T and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the three-month period ended March 31, 2018 and for each of the years in the five-year period ended December 31, 2017. The consolidated ratios of earnings to fixed charges have been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Interest expense (other than on deposits) includes interest on subordinated notes, federal funds purchased and securities sold under agreements to repurchase, advances from Federal Home Loan Banks (“FHLB”), and other funds borrowed. Amortization of discounts relating to the issuance of subordinated debt and purchase accounting adjustments relating to advances from FHLB are included in interest expense.

Effective January 1, 2015, we made an accounting policy election in accordance with amended accounting guidance issued by the Financial Accounting Standards Board in January 2014 to account for investments in qualified affordable housing projects using the proportionate amortization method. Under the proportionate amortization method, we amortize the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of income tax expense. The adoption of the amended guidance did not have a significant effect on our financial position or results of operations, but did result in the restatement of the consolidated statement of income for periods prior to January 1, 2015 to remove losses associated with qualified affordable housing projects from “other costs of operations” and include the amortization of the initial cost of the investment in income tax expenses. The cumulative effect of the adjustments associated with adopting the amended guidance was not material as of the beginning of any period presented in those consolidated financial statements. These restated consolidated statements of income for periods prior to January 1, 2015 have been reflected in the consolidated ratios of earnings to fixed charges provided below.

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2018	2017	2016	2015	2014	2013
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits	8.12x	11.03x	8.48x	6.76x	7.46x	8.45x
Including interest on deposits	4.94x	6.43x	5.41x	5.59x	6.18x	6.51x

USE OF PROCEEDS

The net proceeds received from the sale of the Notes are estimated to be approximately $        , after deducting the discounts and commissions payable to the underwriters and $                of estimated offering expenses payable by us. The net proceeds received will be used primarily for general corporate and banking purposes, which may include, among other purposes:

•	reducing or refinancing existing debt;

•	investments by M&T;

•	investing in, or extending credit to, M&T subsidiaries;

•	possible acquisitions; and

•	stock repurchases.

Pending such use, we may temporarily invest the net proceeds in highly liquid short-term securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Based upon our historical and anticipated future growth and our financial needs, we will from time to time engage in additional financings of a character and amount that we determine as the need arises.

CAPITALIZATION OF M&T AND ITS CONSOLIDATED SUBSIDIARIES

The following table sets forth the unaudited capitalization of M&T and its consolidated subsidiaries as of March 31, 2018 on an actual basis and on an as adjusted basis to give effect to the sale of the Notes. This table should be read in conjunction with the financial statements of M&T and its subsidiaries incorporated by reference herein.

	As of March 31, 2018
	Actual	As Adjusted
	(Dollars in thousands—unaudited)
LONG-TERM DEBT
Senior Notes of M&T:
% Fixed Rate Notes due 20 offered hereby	$—	$
Floating Rate Notes due 20 offered hereby	—
Senior notes of M&T Bank (a wholly owned subsidiary of M&T):
2.25% due 2019	642,602		642,602
2.30% due 2019	745,300		745,300
2.10% due 2020	739,300		739,300
2.05% due 2020	734,018		734,018
2.625% due 2021	645,510		645,510
Variable rate due 2021	349,719		349,719
2.50% due 2022	628,946		628,946
Variable rate due 2022	249,583		249,583
2.90% due 2025	749,425		749,425
Subordinated notes of Wilmington Trust Corporation (a wholly owned subsidiary of M&T):
8.50% due 2018(a)	200,000		200,000
Subordinated notes of M&T Bank:
5.585% due 2020, variable rate commenced 2015	409,361		409,361
5.629% due 2021, variable rate commenced 2016	500,000		500,000
3.40% due 2027	476,387		476,387
Junior subordinated debentures associated with preferred capital securities:
Fixed rates:
BSB Capital Trust I—8.125%, due 2028	15,688		15,688
Provident Trust I—8.29% due 2028	26,999		26,999
Southern Financial Statutory Trust I—10.60% due 2030	6,675		6,675
Variable rates:
First Maryland Capital I—due 2027	146,929		146,929
First Maryland Capital II—due 2027	148,782		148,782
Allfirst Asset Trust—due 2029	96,676		96,676
BSB Capital Trust III—due 2033	15,464		15,464
Provident Statutory Trust III—due 2033	54,631		54,631
Southern Financial Capital Trust III—due 2033	8,073		8,073
Advances from Federal Home Loan Banks:
Fixed Rates	576,833		576,833
Agreements to repurchase securities	418,660		418,660
Other	5,490		5,490

TOTAL LONG-TERM DEBT	$8,591,051		$8,591,051

	As of March 31, 2018
	Actual	As Adjusted
	(Dollars in thousands—unaudited)
SHAREHOLDERS’ EQUITY
Preferred stock ($1 par value, 1,000,000 shares authorized; Issued and outstanding: Liquidation preference of $1,000 per share: 731,500 shares; Liquidation preference of $10,000 per share: 50,000 shares)	1,231,500	1,231,500
Common stock ($.50 par value, 250,000,000 shares authorized, 159,768,397 shares issued)	79,884	79,884
Common stock issuable (24,371 shares)	1,675	1,675
Additional paid-in capital	6,572,281	6,572,281
Retained earnings	10,404,458	10,404,458
Accumulated other comprehensive income (loss), net	(483,243)	(483,243)
Treasury stock—common, at cost (12,993,850 shares)	(2,096,861)	(2,096,861)

TOTAL SHAREHOLDERS’ EQUITY	$15,709,694	$15,709,694

TOTAL CAPITALIZATION	$24,300,745	$24,300,745

(a)	Matured on April 2, 2018.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF M&T

The following information has been derived from our consolidated financial statements as of and for the three-month periods ended March 31, 2018 and 2017 and as of and for each of the years in the three-year period ended December 31, 2017. You should read this information in conjunction with the consolidated financial statements of M&T, and the related notes thereto, and other detailed information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in M&T’s 2018 First Quarter Report on Form 10-Q and in M&T’s 2017 Annual Report on Form 10-K, which are incorporated herein by reference. The results of interim periods are not necessarily indicative of results that may be expected for the full year.

M&T BANK CORPORATION

Consolidated Balance Sheet

	As of March 31,		As of December 31,
	2018	2017	2017	2016	2015
ASSETS
Cash and balances due from depository institutions	$7,427,098	$8,232,111	$6,499,791	$6,321,187	$8,962,390
Investment securities	14,066,564	15,968,415	14,664,525	16,250,468	15,656,439
Federal funds sold and securities purchased under agreements to resell	1,000	—	—	—	—
Loans and leases, net of unearned discount	87,710,749	89,313,002	87,988,983	90,853,416	87,489,499
Allowance for credit losses	(1,019,671)	(1,001,430)	(1,017,198)	(988,997)	(955,992)

Loans and leases, net	86,691,078	88,311,572	86,971,785	89,864,419	86,533,507
Other assets	10,437,084	10,711,153	10,457,386	11,013,132	11,635,548

TOTAL ASSETS	$118,622,824	$123,223,251	$118,593,487	$123,449,206	$122,787,884

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits interest-bearing	$59,129,114	$62,762,930	$58,456,966	$62,679,980	$62,847,206
Noninterest-bearing	31,817,516	34,279,591	33,975,180	32,813,896	29,110,635

Total deposits	90,946,630	97,042,521	92,432,146	95,493,876	91,957,841
Short-term borrowings	1,626,129	185,102	175,099	163,442	2,132,182
Subordinated debt	1,585,748	1,522,074	2,119,762	2,043,080	2,075,364
Other long-term liabilities	7,005,303	6,565,545	6,021,668	7,450,755	8,578,494
Accrued interest and other liabilities	1,749,320	1,694,905	1,593,993	1,811,431	1,870,714

Total liabilities	102,913,130	107,010,147	102,342,668	106,962,584	106,614,595
STOCKHOLDERS’ EQUITY
Preferred stock	1,231,500	1,231,500	1,231,500	1,231,500	1,231,500
Common stock	79,884	79,913	79,909	79,973	79,782
Additional paid-in capital and other	4,477,095	5,755,808	5,138,420	6,247,297	6,683,132
Retained earnings	10,404,458	9,437,450	10,164,804	9,222,488	8,430,502
Accumulated other comprehensive income (loss), net	(483,243)	(291,567)	(363,814)	(294,636)	(251,627)

Total stockholders’ equity	15,709,694	16,213,104	16,250,819	16,486,622	16,173,289

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$118,622,824	$123,223,251	$118,593,487	$123,449,206	$122,787,884

M&T BANK CORPORATION

Consolidated Statement of Income

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2018	2017	2017	2016	2015
Interest income	$1,082,150	$1,006,033	$4,167,795	$3,895,871	$3,170,844
Interest expense	106,633	91,773	386,751	425,984	328,257

Net interest income	975,517	914,260	3,781,044	3,469,887	2,842,587
Provision for credit losses	43,000	55,000	168,000	190,000	170,000

Net interest income after provision for credit losses	932,517	859,260	3,613,044	3,279,887	2,672,587
Other income	458,696	446,845	1,851,143	1,825,996	1,825,037
Other expense	933,344	787,852	3,140,325	3,047,485	2,822,932

Income before taxes	457,869	518,253	2,323,862	2,058,398	1,674,692
Income taxes	105,259	169,326	915,556	743,284	595,025

Net income	$352,610	$348,927	$1,408,306	$1,315,114	$1,079,667

Ratio analysis
Return on average assets	1.22%	1.15%	1.17%	1.06%	1.06%
Return on average tangible assets	1.28%	1.21%	1.23%	1.14%	1.18%
Return on average equity	9.15%	8.89%	8.87%	8.16%	8.32%
Return on average tangible equity	13.51%	13.05%	13.00%	12.25%	13.00%
Net interest margin	3.71%	3.34%	3.47%	3.11%	3.14%
Net charge-offs to average loans	.19%	.19%	.16%	.18%	.19%

	As of March 31,		As of December 31,
	2018	2017	2017	2016	2015
Leverage ratio (Tier 1 capital to total assets)	10.15%	9.98%	10.31%	9.99%	10.89%
Tier 1 capital to risk-weighted assets	11.86%	11.91%	12.26%	11.92%	12.68%
Total capital to risk-weighted assets	14.35%	14.11%	14.75%	14.09%	14.92%
Nonperforming loans as a percent of period end loans (net of unearned discount)	.99%	1.04%	1.00%	1.01%	.91%
Nonperforming assets as a percent of period end loans and other assets owned (net of unearned discount)	1.10%	1.17%	1.13%	1.16%	1.13%
Allowance for credit losses as apercent of period end loans (net of unearned discount)	1.16%	1.12%	1.16%	1.09%	1.09%
Allowance for credit losses as apercent of nonperforming loans	118%	108%	115%	107%	120%

DESCRIPTION OF THE NOTES

In this Description of the Notes, “M&T,” “we,” “us,” “our” and the “Company” refer only to M&T Bank Corporation and not to any of its subsidiaries.

The following summary description sets forth certain terms and provisions of the Notes, and to the extent inconsistent therewith replaces the description of the general terms and provisions of the Notes set forth in the accompanying prospectus, to which we refer you. Because this description is a summary, it does not describe every aspect of the Notes. The following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to all of the provisions of the Notes and the Indenture, including the definitions therein.

The Base Indenture has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and you should refer to the Trust Indenture Act for provisions that apply to the Notes.

General

The Notes will be issued under Indenture, dated as of May 24, 2007 (the “Base Indenture”), between the Company and The Bank of New York (currently doing business as The Bank of New York Mellon), as Trustee (the “Trustee”), as supplemented by a supplemental indenture to be dated as of the date of initial issuance of the Notes (together with the Base Indenture, the “Indenture”). This Description of the Notes is subject to and qualified in its entirety by reference to the Indenture and the forms of Notes. Any capitalized terms used but not defined herein will have the meanings assigned to them in the Indenture. The Notes will be represented by one or more global notes registered in the name of Cede & Co., as nominee of DTC, as depositary, in denominations of $2,000 or any amount in excess thereof that is an integral multiple of $1,000. See “Book-Entry Issuance — Book-Entry System.”

The Notes will be unsecured and unsubordinated obligations of M&T. There is no sinking fund for the Notes. No recourse will be had for the payment of principal of or interest on any Note, for any claim based thereon, or otherwise in respect thereof, against any shareholder, employee, agent, officer or director as such, past, present or future, of M&T or of any successor person. The Notes will not contain any provision that would provide protection to the holders of the Notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization, or similar restructuring of M&T or its subsidiaries or significant sales of M&T capital stock by holders of such stock or any other event involving M&T or its subsidiaries that may adversely affect the credit quality of M&T.

The Notes do not evidence deposits and are not, and will not be, insured by the FDIC or any other government agency or insurer.

The Fixed Rate Notes and the Floating Rate Notes will be separate series.

Principal and Interest Payments

Fixed Rate Notes.

Payment of the full principal amount of the Fixed Rate Notes will be due on July    , 20    .

M&T will pay interest on the Fixed Rate Notes semi-annually in arrears on January    and July    of each year, commencing on January    , 2019. Each such payment of interest is referred to as an “Fixed Rate Interest Payment Date” for the Fixed Rate Notes. Interest will be paid to the person in whose name such Note was registered at the close of business on the 15th calendar day (whether or not a Business Day) preceding the related Fixed Rate Interest Payment Date, except that interest payable on the maturity of the principal of the Fixed Rate

Notes or (subject to the exceptions described under the heading “—Optional Redemption of the Notes”) any redemption date will be paid to the person to whom principal is paid. However, interest not punctually paid or duly made available for payment, if any, will be paid instead to the person in whose name the Fixed Rate Note is registered on a special record date rather than on the regular record date.

From and including the date of issuance, the Fixed Rate Notes will bear interest at a rate of    % per annum. The amount of interest payable on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Except as described below for the first and last Fixed Rate Interest Periods (as defined below), on each Fixed Rate Interest Payment Date, M&T will pay interest for the period commencing on and including the immediately preceding Fixed Rate Interest Payment Date and ending on and including the day immediately preceding that Fixed Rate Interest Payment Date (a “Fixed Rate Interest Period”). The first Fixed Rate Interest Period will begin on and include the date of issuance and end on and include the day immediately preceding the first Fixed Rate Interest Payment Date. The last Fixed Rate Interest Period will begin on and include the Interest Payment Date immediately preceding the date of maturity (or, if applicable, earlier redemption date) and end on and include the day immediately preceding the date of maturity or, if applicable, earlier redemption date.

In the event that a Fixed Rate Interest Payment Date is not a Business Day (as defined below), M&T will pay interest on the next day that is a Business Day, with the same force and effect as if made on the Fixed Rate Interest Payment Date, and without any interest or other payment with respect to the delay. If the date of maturity or earlier redemption date falls on a day that is not a Business Day, the payment of principal and interest, if any, will be made on the next day that is a Business Day, with the same force and effect as if made on such maturity date or earlier redemption date, and without any interest or other payment with respect to the delay.

For purposes of this “Description of the Notes” section, the term “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law or executive order to close in The City of New York or the City of Buffalo, New York or on which the Corporate Trust office of the Trustee is closed for business.

Floating Rate Notes.

Payment of the full principal amount of the Floating Rate Notes will be due on July    , 20    .

M&T will pay interest on the Floating Rate Notes quarterly in arrears on January    , April    , July    and October    of each year, commencing on October    , 2018 (each, a “Floating Rate Interest Payment Date”). If a Floating Rate Interest Payment Date (other than the maturity date or any earlier redemption date) is not a Business Day, then such Floating Rate Interest Payment Date will be the next succeeding Business Day, unless the next succeeding Business Day is in the next succeeding calendar month, in which case such Floating Rate Interest Payment Date will be the immediately preceding Business Day. If the maturity date or any earlier redemption date of the Floating Rate Notes falls on a day that is not a Business Day, the payment of principal and interest, if any, otherwise payable on such date will be postponed to the next succeeding Business Day, and no interest on such payment will accrue from and after such maturity date or earlier redemption date, as applicable.

Interest will be paid to the person in whose name a Floating Rate Note is registered at the close of business on the 15th calendar day (whether or not a Business Day) preceding the related date an interest payment is due with respect to such Floating Rate Note, except that interest payable on the maturity of the principal of the Floating Rate Notes or (subject to the exceptions described under the heading “—Optional Redemption of the Notes”) any redemption date in respect of the Floating Rate Notes will be paid to the person to whom principal is paid. However, interest not punctually paid or duly made available for payment, if any, will be paid instead to the person in whose name the Floating Rate Note is registered on a special record date rather than on the regular record date

The Floating Rate Notes will bear interest for each interest period at a rate determined by the calculation agent. The interest rate on the Floating Rate Notes for each day of each period from and including a Floating Rate Interest Payment Date (or, in the case of the first such period, the issue date of the Floating Rate Notes) to, but excluding, the next succeeding Floating Rate Interest Payment Date, maturity date or earlier redemption date, as the case may be (a “Floating Rate Interest Period”), will be a rate equal to LIBOR as determined on the applicable Floating Rate Interest Determination Date (as defined below) plus                    % per year.

The interest rate for each Floating Rate Interest Period will be reset the first day of each Floating Rate Interest Period (each such date, a “Floating Rate Interest Reset Date”), and will be set for the initial interest period on July     , 2018. If any Floating Rate Interest Reset Date would otherwise be a day that is not a Business Day, such interest reset date will be the next succeeding Business Day, unless the next succeeding Business Day is in the next succeeding calendar month, in which case such Floating Rate Interest Reset Date will be the immediately preceding Business Day.

The Floating Rate Interest Determination Date for the initial Floating Rate Interest Period is    July     , 2018 and for any other interest period will be the second London Business Day preceding the relevant Floating Rate Interest Reset Date. A “London Business Day” is a day, other than a Saturday or Sunday, on which dealings in deposits in U.S. dollars are transacted in the London interbank market. Promptly upon determination, the calculation agent will inform M&T of the interest rate for the next interest period.

Absent manifest error, the determination of the interest rate in respect of the Floating Rate Notes by the calculation agent will be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. So long as LIBOR is required to be determined with respect to the Floating Rate Notes, there will at all times be a calculation agent. In the event that any then acting calculation agent is unable or unwilling to act or that M&T proposes to remove such calculation agent, M&T will appoint another person which is a bank, trust company, investment banking firm or other financial institution to act as the calculation agent.

On any Floating Rate Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months as such rate appears on Bloomberg L.P.’s page “BBAM” (or such other page as may replace page BBAM on that service or any successor service for the purpose of displaying London interbank offered rates) at approximately 11:00 a.m., London time, on such Floating Rate Interest Determination Date. If on a Floating Rate Interest Determination Date, such rate does not appear on Bloomberg L.P.’s page “BBAM” at approximately 11:00 a.m., London time, or if Bloomberg L.P.’s page “BBAM” is not available at such time, the calculation agent will obtain such rate from “Reuters Page LIBOR01” (or such other page as may replace such page on such service or any successor service for the purpose of displaying London interbank offered rates).

Subject to the immediately following paragraph, if no offered rate appears on Bloomberg L.P.’s page “BBAM” or “Reuters Page LIBOR01” (or such other pages as may replace those pages on those services or any successor services) on a Floating Rate Interest Determination Date at approximately 11:00 a.m., London time, then M&T will select four major reference banks in the London interbank market (which may include any underwriter of the Notes or any of their affiliates) and will request each of their principal London offices to provide to the calculation agent their respective offered quotation for deposits in U.S. dollars having a maturity of three months commencing on the second London Business Day immediately following such Floating Rate Interest Determination Date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Floating Rate Interest Determination Date and in a principal amount that is representative of single transactions in U.S. dollars in that market at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, M&T will select three major banks in New York City (which may include any underwriter of the Notes or any of their affiliates) and will request each of them to provide to the calculation agent a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on such Floating Rate Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months commencing on the second London Business Day immediately following such Floating Rate Interest Determination Date and in a principal amount that is representative of single transactions in U.S. dollars in that market at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period (or, if there was no preceding interest reset period, the rate of interest will be the initial interest rate).

Notwithstanding the paragraph immediately above, if M&T, in its sole discretion, determines that LIBOR has been permanently discontinued and M&T has notified the calculation agent of such determination (a “LIBOR Event”), the calculation agent will use, as directed by M&T, as a substitute for LIBOR (the “Alternative Rate”) for each future Floating Rate Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for LIBOR. As part of such substitution, the calculation agent will, as directed by M&T, make such adjustments to the Alternative Rate or the spread thereon, as well as the Business Day convention, interest determination dates and related provisions and definitions (“Adjustments”), in each case that are consistent with market practice for the use of such Alternative Rate for debt obligations such as the Floating Rate Notes. Notwithstanding the foregoing, if M&T determines that there is no alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for LIBOR, M&T may, in its sole discretion, appoint an independent financial advisor (“IFA”) to determine an appropriate Alternative Rate and any Adjustments, and the decision of the IFA will be binding on M&T, the calculation agent, the trustee and the holders of Notes. If a LIBOR Event has occurred, but for any reason an Alternative Rate has not been determined or there is no such market practice for the use of such Alternative Rate (and, in each case, an IFA has not determined an appropriate Alternative Rate and Adjustments), the rate of LIBOR for the next Floating Rate Interest Period will be set equal to the rate of LIBOR for the then current Floating Rate Interest Period (for purposes hereof, this paragraph will be referred to as the “LIBOR Alternative Rate Provision”).

The amount of interest for each day that the Floating Rate Notes are outstanding (the “Floating Rate Daily Interest Amount”) will be calculated by dividing the floating interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes (known as the “Actual/360” day count). The amount of interest to be paid on the Floating Rate Notes for any Floating Rate Interest Period will be calculated by adding the Floating Rate Daily Interest Amount for each day in such Floating Rate Interest Period.

The interest rate on the Floating Rate Notes will be limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

All percentages resulting from any calculation of any interest rate for the Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

Upon prior written request from any holder of the Floating Rate Notes, the calculation agent will provide the interest rate in effect on the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next Floating Rate Interest Period.

The Bank of New York Mellon will initially act as calculation agent for the Floating Rate Notes under a Calculation Agency Agreement between M&T and The Bank of New York Mellon. M&T may change the calculation agent (including by changing the calculation agent to M&T or any of its affiliates) without prior notice to or consent of the holders of the Floating Rate Notes. Any agreement between M&T and any calculation agent may provide that no amendment to the provisions of the Floating Rate Notes or the Indenture relating to the duties or obligations of such calculation agent may become effective as against such calculation agent without the prior written consent of such calculation agent.

No Additional Amounts

In the event that any payment on the Notes is subject to withholding of any U.S. federal income tax or other tax or assessment (as a result of a change in law or otherwise), we will not pay additional amounts with respect to such tax. For a discussion relating to certain U.S. federal income tax consequences of the ownership and disposition of the notes for non-U.S. holders, see “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders.”

Optional Redemption of the Notes

The Notes will not be subject to redemption at any time prior to June    , 20     (30 days prior to their maturity date). At any time on or after June    , 20    , M&T may, at its option, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to any redemption date, M&T will deposit with the Trustee or a paying agent an amount of money sufficient to pay the redemption price of, and (except if the redemption date is a Fixed Rate Interest Payment Date or Floating Rate Interest Payment Date, as applicable) accrued interest on, the Notes which are to be redeemed on such date. Installments of interest whose interest payment date is on or prior to the relevant redemption date will be payable to holders of such Notes registered as such at the close of business on the 15th calendar day (whether or not a Business Day) preceding the related interest payment date.

Unless M&T defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes called for redemption. If fewer than all of the Notes of any series are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Notes of such series for redemption from the outstanding Notes of such series not previously called for redemption, by such method as the Trustee deems fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Note of such series, provided that the unredeemed portion of the principal amount of any Note will be in an authorized denomination (which will not be less than the minimum authorized denomination) for such Note.

Denominations

The Notes will be issued in book-entry form and will be represented by global certificates in denominations of $2,000 and integral multiples of $1,000, deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company.

Ranking of the Notes

The Notes will be unsecured and unsubordinated obligations of M&T and will rank equally in right of payment with any other existing or future unsecured and unsubordinated obligations.

M&T currently has no other material unsecured and unsubordinated indebtedness. Although M&T currently has no senior secured indebtedness, the Notes will be effectively subordinated to all of M&T’s future secured indebtedness to the extent of the value of M&T’s assets securing such indebtedness. M&T is a holding company that conducts substantially all of its operations through its bank and non-bank subsidiaries. M&T’s subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Notes or to provide M&T with funds to pay M&T’s obligations, whether by dividends, distributions, loans or other payments. In addition, any dividend payments, distributions, loans or advances to M&T by M&T’s subsidiaries in the future will require the generation of future earnings by M&T’s subsidiaries and may require regulatory approval. There are various regulatory restrictions on the ability of M&T Bank to pay dividends or make other payments to

M&T. M&T’s right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise will generally be subject to the prior claims of creditors of that subsidiary. The Notes are M&T’s obligations and not those of M&T’s subsidiaries and, as such, will be structurally subordinated to all of the existing and future indebtedness and other liabilities of M&T’s subsidiaries.

The Notes will be senior in right of payment to any unsecured and subordinated indebtedness of M&T that is subordinated in right of payment to the Notes.

Certain Restrictive Covenants

Sale, Pledge or Issuance of Voting Stock of Certain Subsidiaries.

Except as set forth below, for so long as any Notes are outstanding, M&T will not sell, assign, pledge, transfer or otherwise dispose of, or permit the issuance of, any shares of Voting Stock (as defined below) or any security convertible or exercisable into shares of Voting Stock of any Principal Subsidiary Bank (as defined below) or any Subsidiary (as defined below) which owns a controlling interest in shares of Voting Stock or securities convertible into or exercisable such shares of Voting Stock of a Principal Subsidiary Bank; provided, however, that nothing in this covenant shall prohibit any sale, assignment, pledge, transfer, issuance or other disposition made by M&T or any Subsidiary:

•	acting in a fiduciary capacity for any person other than M&T or any Subsidiary;

•	to M&T or any of its wholly owned (except for directors’ qualifying shares) Subsidiaries;

•	in the minimum amount required by law to any person for the purpose of the qualification of such person to serve as a director;

•	in compliance with an order of a court or regulatory authority of competent jurisdiction;

•	in order to satisfy a condition imposed by any such court or regulatory authority to the acquisition by M&T or any Principal Subsidiary Bank of M&T, directly or indirectly, of any other person;

•	in connection with a merger or consolidation of or sale of all or substantially all of the assets of a Principal Subsidiary Bank with, into or to another Bank or wholly owned Subsidiary, as long as, immediately after such merger, consolidation or sale, M&T owns, directly or indirectly, in the person surviving that merger or consolidation or that receives such assets, not less than the percentage of Voting Stock it owned in such Principal Subsidiary Bank prior to such transaction;

•	if the sale, assignment, pledge, transfer, issuance or other disposition is for fair market value (as determined by the board of directors of M&T (or any committee thereof), which determination shall be conclusive and evidenced by a Board Resolution) and, immediately after giving effect to such disposition, M&T and its wholly owned (except for directors’ qualifying shares) Subsidiaries, will own, directly, not less than 80% of the Voting Stock of such Principal Subsidiary Bank or Subsidiary;

•	if a Principal Subsidiary Bank sells additional shares of Voting Stock to its stockholders at any price, so long as, immediately after such sale, M&T owns, directly or indirectly, not less than the percentage of Voting Stock of such Principal Subsidiary Bank it owned prior to such sale;

•	if a pledge is made or a lien is created to secure loans or other extensions of credit by a Bank that is a Subsidiary subject to Section 23A of the Federal Reserve Act;

•	in connection with the consolidation of M&T with, or the sale, lease or conveyance of all or substantially all of the assets of M&T to, or the merger of M&T with or into any other Person (as to which the provision under the heading “—Consolidation, Merger and Sale of Assets” shall apply); or

•	if such pledges are permitted pursuant to the exceptions to the covenant set forth under the heading “—Certain Restrictive Covenants—Limitation Upon Liens On Certain Capital Stock”.

For purposes hereof:

“Bank” means any institution which accepts deposits that the depositor has a legal right to withdraw on demand and engages in the business of making commercial loans.

“corporation” means a corporation, association, company, joint-stock company or business trust.

“Principal Subsidiary Bank” means any Subsidiary which is a Bank and has total assets equal to 50 percent or more of the consolidated assets of the Company determined as of the date of the most recent financial statements of such entities.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Voting Stock” of a corporation means stock of the class or classes having general voting power under ordinary circumstances entitled to vote in the election of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Limitation Upon Liens on Certain Capital Stock.

Except as provided under the heading “—Certain Restrictive Covenants—Sale, Pledge or Issuance of Voting Stock of Certain Subsidiaries,” M&T will not at any time, directly or indirectly, create, assume, incur or suffer to be created, assumed or incurred or to exist any mortgage, pledge, encumbrance or lien or charge of any kind upon (a) any shares of capital stock of any Principal Subsidiary Bank (other than directors’ qualifying shares), or (b) any shares of capital stock of a Subsidiary which owns capital stock of any Principal Subsidiary Bank; provided, however, that, notwithstanding the foregoing, the Company may incur or suffer to be incurred or to exist upon such capital stock:

•	liens for taxes, assessments or other governmental charges or levies:

•	which are not yet due or are payable without penalty;

•	the amount, applicability or validity of which are being contested by M&T in good faith by appropriate proceedings and M&T shall have set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles; or

•	which secure obligations of less than $5 million in amount; or

•	the lien of any judgment, if such judgment

•	shall not have remained undischarged or unstayed on appeal or otherwise, for more than 60 days;

•	is being contested by M&T in good faith by appropriate proceedings and M&T shall have set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles; or

•	involves claims of less than $5 million.

Events of Default; Waivers

The following events will be “Events of Default” with respect to each series of Notes:

•	Default in any principal or premium payment at maturity of such Notes;

•	Default for 30 days in any interest payment in respect of such Notes;

•	Default in the performance, or breach, of any covenant or warranty of M&T in the Indenture (as it relates to such series of Notes) or such series of Notes and continuance of such default or breach for a period of 90 days after there has been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% in principal amount of such series of Notes in a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”; and

•	Bankruptcy, insolvency or reorganization of M&T or one or more of M&T’s Principal Subsidiary Banks.

If an Event of Default relating to a series of Notes has occurred and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of such series may declare the principal amount of the Notes of such series to be due and payable immediately. No such declaration is required, however, with respect to an Event of Default triggered by bankruptcy, insolvency or reorganization. Subject to certain conditions, this declaration may be annulled by the holders of a majority in principal amount of the Notes of such series. In addition, the holders of a majority in principal amount of Notes of any series affected thereby may waive any past default with respect to the Notes of such series, except a default:

•	in any principal, premium or interest payment on such series of Notes; or

•	of a covenant or provision of the Indenture which cannot be modified without the consent of each holder of the Notes of such series affected.

Any waiver so effected will be binding on all holders of the Notes of such series.

Modification and Waiver

Without the consent of any holders of any Notes, the Company, when authorized by a board resolution, and the Trustee, at any time and from time to time, may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes; or

•	to add to the covenants of the Company for the benefit of the holders of all or any series of Notes (and if such covenants are to be for the benefit of less than all series of Notes, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred upon the Company pursuant to the Indenture; or

•	to add any additional Events of Default for the benefit of the holders of all or any series of Notes (and if such additional Events of Default are to be for the benefit of less than all series of Notes, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

•	to add to or change any of the provisions of the Indenture to such extent as will be necessary to permit or facilitate the issuance of Notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Notes in uncertificated form; or

•	to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of debt securities under the Indenture, provided that any such addition, change or elimination (i) will neither (A) apply to any such securities of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the holder of any such securities with respect to such provision or (ii) will become effective only when there is no such securities outstanding; or

•	to secure the Notes; or

•	to establish the form or terms of debt securities of any series under the Indenture as permitted pursuant thereto; or

•	to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes of one or more series and to add to or change any of the provisions of the Indenture as will be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

•	to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action pursuant to this clause will not adversely affect the interests of the holders of Notes of any series in any material respect; or

•	to make any of the changes described in the LIBOR Alternate Rate Provision.

With the consent of the Holders of not less than a majority in principal amount of the outstanding Notes of each series affected by such supplemental indenture, the Company, when authorized by a board resolution, and the Trustee may enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of Notes of such series under the Indenture; provided, however, that no such supplemental indenture will, without the consent of the holder of each outstanding Note affected thereby:

•	change the stated maturity of the principal of, or (subject to the last clause of the immediately preceding paragraph) any installment of principal of or interest on, any Note, or (subject to the last clause of the immediately preceding paragraph) reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of any Note which would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the terms of the Indenture, or change any place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), or

•	reduce the percentage in principal amount of the outstanding Notes of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults hereunder and their consequences) provided for in the Indenture, or

•	modify any of the provisions of this paragraph or certain provisions of the Indenture relating to waivers of past defaults and waivers of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Note affected thereby; provided, however, that this clause will not be deemed to require the consent of any holder with respect to changes in the references to “the Trustee” and concomitant changes in this paragraph, or the deletion of this proviso, in certain circumstances.

A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Notes, or which modifies the rights of the holders of Notes of such series with respect to such covenant or other provision, will be deemed not to affect the rights under the Indenture of the holders of Notes of any other series.

The holders of at least a majority in aggregate principal amount of the outstanding Notes of any series affected thereby may on behalf of the holders of all the Notes of such series waive any past default under the Indenture with respect to such series and its consequences, except a default:

•	in the payment of the principal or premium or interest on any Note of such series; or

•	in respect of a covenant or provision of the Indenture which pursuant to the provisions described under the first three paragraphs under the heading “—Modification and Waiver” cannot be modified or amended without the consent of the holder of each outstanding Note of such series affected.

Consolidation, Merger and Sale of Assets

The Indenture will provide that M&T may not consolidate with or merge into another person or convey, transfer or lease its properties and assets substantially as an entirety to another person or permit any person to consolidate with or merge into M&T unless: (i) in case M&T shall consolidate with or merge into another person or convey, transfer or lease its properties and assets substantially as an entirety to another person, the person formed by the consolidation or into which M&T is merged or the person which acquires by conveyance or transfer, or which leases, properties and assets of the Company substantially as an entirety, (a) is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and (b) expressly assumes by supplemental indenture, executed and delivered to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Notes and the performance or observance of every covenant of the Indenture on the part of M&T to be performed or observed; and (ii) immediately after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing under the Indenture.

Trustee

The Notes will be issued under the Indenture as supplemented by a Supplemental Indenture by and between us and The Bank of New York Mellon, as Trustee.

Defeasance and Discharge

The defeasance provisions of the Indenture will apply to the Notes. The “defeasance” provisions of the Indenture provide that M&T may terminate some of M&T’s obligations with respect to any series of Notes by depositing with the Trustee as trust funds a combination of money and U.S. government obligations sufficient to pay the principal of or premium, if any, and interest on, the securities of such series as they come due. Defeasance is permitted only if, among other things, M&T delivers to the Trustee an opinion of counsel on the terms described in the Indenture to the effect that the holders of the Notes of that series will have no U.S. federal income tax consequences as a result.

The Indenture also provides that M&T is entitled to cause the Indenture to cease to be of further effect (a “satisfaction and discharge”), with certain limited exceptions, if (i) either (a) all securities under the Indenture, with certain exceptions, have been delivered to the Trustee for cancellation or (b) all such securities not delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their stated maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee and M&T (in the case of (x), (y), or (z) above) has deposited or caused to be deposited with the Trustee as trust funds money sufficient to pay the principal of or premium, if any, and interest on, such securities as they come due or are to be redeemed, (ii) M&T has paid or caused to be paid all other sums payable under the Indenture by M&T and (iii) M&T has delivered the Trustee an officers’ certificate and opinion of counsel stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Further Issuances

The amount of notes M&T can issue under the Indenture is unlimited. M&T will issue Fixed Rate Notes in the initial aggregate principal amount of $                and M&T will issue Floating Rate Notes in the initial aggregate principal amount of $                . However, M&T may, without your consent and without notifying you, create and issue further notes, which notes may be consolidated and form a single series with either series of Notes offered by this prospectus supplement and may have the same terms as to interest rate, maturity, covenants or otherwise; provided that if any such additional notes are not fungible with the Notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP or other identifying number.

Notices

Notices to holders of Notes will be given by first-class mail to the addresses of such holders as they appear in the note register. Where notices are to be provided to a holder of a global security, the notice will be deemed sufficiently given if provided to the depositary for such security pursuant to its applicable procedures.

Governing Law

The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Miscellaneous

We or our affiliates may from time to time purchase any of the Notes that are then outstanding by tender, in the open market or by private agreement.

BOOK-ENTRY ISSUANCE

Book-Entry System

The Notes will be issued as fully registered global notes which will be deposited with the Trustee, as custodian for DTC, in its corporate trust office, and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as participants in DTC. One or more fully registered certificates will be issued as global notes in the aggregate principal amounts of the applicable series of Notes. Investors may elect to hold their interest in the global notes through DTC in the United States or, in Europe, through Euroclear or Clearstream. Beneficial interests in the global notes must be held in denominations of $2,000 or any amount in excess thereof which is an integral multiple of $1,000. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Owners of beneficial interests in a global note will not be entitled to have the Notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture, except as provided below. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC for such global note and, if such person is not a participant in DTC (as described below), on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. References in this prospectus supplement to holders of the Notes are to the registered holders and not to any owner of a beneficial interest in the Notes. Notes represented by a global note may be exchanged for definitive Notes in registered form only if:

•	DTC notifies M&T in writing that it is no longer willing or able to act as a depositary for that global note and M&T does not appoint a successor depositary within 90 days after receiving that notice;

•	at any time DTC ceases to be a clearing agency registered under the Exchange Act and M&T does not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered as a clearing agency;

•	M&T, at its option, notifies the Trustee in writing that M&T elects to cause the issuance of Notes in definitive form; or

•	any event will have happened and be continuing which, after notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes.

In such circumstances, upon surrender by DTC or a successor depositary of the global notes, Notes in definitive form will be issued to each person that DTC or a successor depositary identifies as the beneficial owner of the related Notes. Upon issuance of Notes in definitive form, the Trustee is required to register these Notes in the name of, and cause the same to be delivered to, this person or these persons (or the nominee thereof). These Notes would be issued in fully registered form without coupons, in denominations of $2,000 or any amount in excess thereof which is an integral multiple of $1,000 and subsequently may not be exchanged by a holder for Notes in denominations of less than $2,000.

M&T will make principal and interest payments on all Notes represented by a global note to the Trustee which in turn will make payment to DTC or its nominee, as the case may be, as the sole registered owner of the Notes represented by global notes. None of M&T, the Trustee or any underwriter will be responsible or liable for:

•	the records relating to, or payments made on account of, beneficial ownership interests in a global note;

•	any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

•	the maintenance, supervision or review of any records relating to the beneficial ownership interests in a global note.

M&T and the Trustee understand that it is DTC’s current practice to credit participants’ accounts on each payment date with payments of principal or interest in amounts proportionate to their respective beneficial interests in the principal amount represented in the global notes as shown on DTC’s records, upon DTC’s receipt of funds and corresponding detail information. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in a “street name,” and will be the sole responsibility of those participants.

The Clearing System

We have obtained the following information under this heading “The Clearing System” from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Owners of beneficial interests in a global note may elect to hold their interests in such global note outside the United States through Clearstream or Euroclear, if they are a participant of such system, or indirectly through organizations that are participants in such systems. Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”).

DTC

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Clearstream

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, or the Euroclear Terms and Conditions, and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator.

Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding securities through Euroclear Participants.

Distributions with respect to interests in the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by the U.S. Depositary for the Euroclear Operator.

Settlement

Investors in the Notes will be required to make their initial payment for the Notes in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected in

DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary for such clearing system; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream Participants or Euroclear Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

The information in this section concerning DTC, Clearstream, Euroclear and DTC’s book-entry system has been obtained from sources that M&T believes to be reliable (including DTC, Clearstream and Euroclear), but M&T takes no responsibility for the accuracy thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the Notes by a U.S. Holder or a Non-U.S. Holder (each as defined below).

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, judicial authority and administrative rulings and practice, all of which are subject to change and differing interpretation. Any such change or interpretation may be applied retroactively and may affect the accuracy of the statements and conclusions set forth in this prospectus supplement. This summary addresses only tax consequences to investors that purchase the Notes pursuant to this prospectus supplement at their original “issue price” and hold them as “capital assets” within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, financial institutions, tax-exempt persons, partnerships or other pass-through entities (and persons holding the Notes through a partnership or other pass-through entity), retirement plans, regulated investment companies, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding the Notes as part of a “straddle,” “constructive sale,” or a “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment or risk reduction transaction, holders required to accelerate the recognition of any item of gross income with respect to the Notes as a result of such income being recognized on an applicable financial statement, “passive foreign investment companies,” “controlled foreign corporations,” expatriates or U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar). This summary also does not discuss any tax consequences arising under the laws of any state, local, foreign or other tax jurisdiction or any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws. Furthermore, this summary does not discuss any tax consequences arising under the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered into in connection therewith) nor any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. The term “holder” as used in this section refers to a beneficial holder of the Notes and not the record holder.

Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity or arrangement taxable as a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds Notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Persons who are partners in a partnership holding Notes should consult their tax advisors.

U.S. Federal Tax Consequences to U.S. Holders

It is anticipated, and this discussion assumes, that the issue price of the Notes will be equal to the stated principal amount or, if the issue price is less than the stated principal amount, the difference will be a de minimis amount (as set forth in the applicable Treasury Regulations).

Taxation of Interest

Interest on the Notes will be taxable to a U.S. Holder as ordinary interest income. A U.S. Holder must report this income either when it accrues or is received, depending on the holder’s method of accounting for U.S. federal income tax purposes.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be the cost of the Note to the U.S. Holder less any principal payments received by that U.S. Holder. Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange, retirement or other taxable disposition, the U.S. Holder has held the Note for more than one year. The ability to deduct capital losses is subject to limitation under U.S. federal income tax laws. Net long-term capital gain recognized by a non-corporate U.S. Holder is generally taxed at preferential rates.

U.S. Federal Tax Consequences to Non-U.S. Holders

The following is a general discussion of U.S. federal income consequences of the purchase, beneficial ownership and disposition of the Notes by a holder that is a beneficial owner of Notes (other than a partnership or other pass-through entity) that is not a U.S. Holder (a “Non-U.S. Holder”).

Taxation of Interest

Subject to the discussion below under “—U.S. Information Reporting Requirements and Backup Withholding Tax Applicable to U.S. Holders and Non-U.S. Holders,” a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on the Notes if each of the following requirements is satisfied:

•	the interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (or, in the case of an income tax treaty resident, is not attributable to a permanent establishment of the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder provides to the applicable withholding agent a properly completed and executed Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person, and the payor does not have actual knowledge or reason to know that such holder is a U.S. person. If a Note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies to the applicable withholding agent that it has received such a form from the beneficial owner or another intermediary and furnishes the applicable withholding agent with a copy thereof;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of M&T’s stock within the meaning of the Code and applicable Treasury Regulations; and

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to M&T.

If these conditions are not met, a 30% withholding tax will apply to interest income on the Notes, unless one of the following two exceptions is satisfied. The first exception is that an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of that treaty provides to the applicable withholding agent a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form) and the payor does not have actual knowledge or reason to know that such holder is a U.S. person. The second exception is that the interest is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States) and the Non-U.S. Holder provides an appropriate statement to that effect on an IRS Form W-8ECI (or other applicable IRS Form). In the case of the second exception, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the Notes in the same manner as U.S. Holders, as described above. Additionally, in such event, Non-U.S. Holders that are corporations could be subject to an additional “branch profits” tax on such income. Non-U.S. Holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

Treatment of Dispositions of Notes

Subject to the discussion below under “—U.S. Information Reporting Requirements and Backup Withholding Tax Applicable to U.S. Holders and Non-U.S. Holders,” and except with respect to accrued and unpaid interest (which will be treated as described above under “U.S. Federal Tax Consequences to Non-U.S. Holders—Taxation of Interest,” generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a Note unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the Non-U.S. Holder.

U.S. Information Reporting Requirements and Backup Withholding Tax Applicable to U.S. Holders and Non-U.S. Holders

Information reporting generally will apply to payments of interest on the notes and to the proceeds of a sale or other taxable disposition of a note paid to a U.S. Holder unless the U.S. Holder is an exempt recipient. U.S.

federal backup withholding (currently, at a rate of 24% for payments made before January 1, 2026) generally will apply to such payments if the U.S. Holder fails to provide the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. Holder’s correct taxpayer identification number and certifying that such U.S. Holder is not subject to backup withholding, or to otherwise establish an exemption.

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to such Non-U.S. Holder and the amount of tax, if any, withheld with respect to such payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty.

U.S. backup withholding tax (currently, at a rate of 24% for payments made before January 1, 2026) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Interest paid to a non-U.S. Holder generally will be exempt from backup withholding if the non-U.S. holder provides the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption.

Under Treasury Regulations, the payment of proceeds from the disposition of a note by a Non-U.S. Holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying such Non-U.S. Holder’s non-U.S. status or otherwise establishes an exemption. The payment of proceeds from the disposition of notes by a Non-U.S. Holder effected at a non-U.S. office of a U.S. broker or a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying such Non-U.S. Holder’s non-U.S. status or otherwise establishes an exemption. Backup withholding will apply if the disposition is subject to information reporting and the broker has actual knowledge that the Non-U.S. Holder is a U.S. person.

Backup withholding is not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in foreign countries under the provisions of a tax treaty or agreement.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a (i) pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or (ii) an entity whose underlying assets include “plan assets” by reason of such plan’s investment in the entity (collectively, “Plans”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts (“IRAs”), Keogh plans, and other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“ERISA Similar Laws”).

The acquisition and holding of the Notes by a Plan with respect to which M&T or any of its respective affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued various prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions include PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser, holder or subsequent transferee of the Notes in this offering or any interest therein will be deemed to have represented by its purchase and holding of the Notes in this offering or any interest therein that it either (i) is not a Plan or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan or Non-ERISA Arrangement or (ii) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation under any applicable ERISA Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with the assets of any Plan or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under ERISA Similar Laws, as applicable. Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of ERISA Similar Laws. The sale of any Notes to a Plan or Non-ERISA Arrangement is in no respect a recommendation to purchase the Notes or a representation by M&T or any of its affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement or that such investment is appropriate for such Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

ANY POTENTIAL INVESTOR CONSIDERING AN INVESTMENT IN THE NOTES THAT IS, OR IS ACTING ON BEHALF OF, A PLAN IS STRONGLY URGED TO CONSULT ITS OWN LEGAL AND TAX ADVISORS REGARDING THE CONSEQUENCES OF SUCH AN INVESTMENT UNDER ERISA, THE CODE AND ANY OTHER PLAN LAW AND ITS ABILITY TO MAKE THE REPRESENTATIONS DESCRIBED ABOVE.

UNDERWRITING

We are offering the Notes described in this prospectus supplement through a number of underwriters. We have entered into an underwriting agreement dated the date of this prospectus supplement with the underwriters listed below for whom Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and UBS Securities LLC are acting as representatives. Subject to the terms and conditions contained in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name:

Underwriters	Principal Amount of the Fixed Rate Notes	Principal Amount of the Fixed Rate Notes
Morgan Stanley & Co. LLC	$	$
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
UBS Securities LLC

Total	$	$

The underwriters have advised us that they are committed to purchase all of the Notes if they purchase any of the Notes. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of a non-defaulting underwriter may also be increased or the offering may be terminated. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Notes sold directly to the public will initially be offered at the respective public offering prices set forth on the cover page of this prospectus supplement. Any Notes sold to dealers may be sold at that price less a concession not to exceed                % of the principal amount of the Fixed Rate Notes and                % of the Floating Rate Notes. The dealers may reallow a discount not to exceed                % of the principal amount of the Fixed Rate Notes and                % of the principal amount of the Floating Rate Notes on sales to other dealers. If all the Notes are not sold at the public offering price, the public offering price, concessions and reallowance may be changed by the underwriters.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Paid by M&T
Per Fixed Rate Note		%
Total	$
Per Floating Rate Note		%
Total	$

M&T has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or, under certain circumstances, to contribute to payments which the underwriters may be required to make because of any of these liabilities.

The Notes are offered for sale only in those jurisdictions in the United States where it is legal to make such offers. The underwriters intend to offer the Notes for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the Notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

We estimate that the expenses for this offering payable by us, other than underwriting discounts and commissions, will be $                .

We have agreed that we will not offer, sell, contract to sell or otherwise dispose of any of our debt securities for a period commencing on the date of this prospectus supplement through and including the settlement date of the Notes without the prior written consent of the representatives.

In connection with the offering, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and syndicate covering transactions.

•	Short sales involve the sale by the underwriters of a greater principal amount of the Notes than they are required to purchase in the offering of the Notes.

•	Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Notes while the offering of the Notes is in process.

•	Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions.

These transactions may cause the price of either series of Notes to be higher than it would otherwise be in the absence of such transactions. The underwriters are not required to engage in any of these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise. The underwriters may also impose a penalty bid. Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when that underwriter, in covering syndicate short positions or making stabilizing purchases, purchases Notes originally sold by that syndicate member.

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market in the Notes. However, the underwriters will have no obligation to make a market in the Notes, and may cease market-making activities, if commenced, at any time. No assurance can be given as to the liquidity of the trading market for the Notes.

The underwriters expect to deliver the Notes to purchasers in book entry form only through the facilities of DTC, and its participants, including Euroclear and Clearstream, on or about July     , 2018, which is the fifth business day following the pricing of the Notes (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to M&T and its subsidiaries, including M&T Bank, for which they received or will receive customary fees and expenses. Certain of the underwriters and their affiliates may be customers of, including borrowers from, M&T and its subsidiaries, including M&T Bank, in the ordinary course of business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with M&T and its subsidiaries, including M&T Bank. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Prohibition of Sales to EEA Retail Investors

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, (a) persons outside the United Kingdom or (b) persons in the United Kingdom who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”) or (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

VALIDITY OF SECURITIES

The validity of the Notes offered hereby will be passed upon for M&T by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP from time to time performs legal services for M&T and its subsidiaries.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of M&T Bank Corporation for the year ended December 31, 2017, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

M&T BANK CORPORATION

$3,000,000,000

Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

of

M&T BANK CORPORATION

These securities may be offered and sold from time to time by us, and also may be offered and sold by one or more selling securityholders to be identified in the future, in one or more offerings, up to a total dollar amount of $3,000,000,000 (or the equivalent in foreign currency or currency units). We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in these securities. This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement and a pricing supplement, if any.

M&T Bank Corporation’s common stock is traded on the New York Stock Exchange under the symbol “MTB.”

Investing in our securities involves certain risks. See “Risk Factors” on page 4 of this prospectus and on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated herein by reference, as well as any risk factors included in, or incorporated by reference into, the applicable prospectus supplement, to read about certain risks that you should consider before buying any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer and sell the securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods.

M&T Securities, Inc. is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and may participate in distributions of the securities referred to above. Accordingly, the participation of such entity in the offerings of such securities will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in FINRA Rule 5121.

These securities are not savings accounts, deposits or other obligations of any bank. These securities are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is September 18, 2015.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “M&T”, “we”, “us”, “our” or similar references mean M&T Bank Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and other publicly available documents, including the documents incorporated herein by reference, may include and our representatives may from time to time make projections and statements which may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about our business and management’s beliefs and assumptions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”), which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

Future Factors include changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; prepayment speeds, loan originations, credit losses and market values on loans, collateral securing loans and other assets; sources of liquidity; common shares outstanding; common stock price volatility; fair value of and number of stock-based compensation awards to be issued in future periods; the impact of changes in market values on trust-related revenues; legislation and/or regulation affecting the financial services industry as a whole, and M&T and its subsidiaries individually or collectively, including tax legislation or regulation; regulatory supervision and oversight, including monetary policy and capital requirements; changes in accounting policies or procedures as may be required by the FASB or other regulatory agencies; increasing price and product/service competition by competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the mix of products/services; containing costs and expenses; governmental and public policy changes; protection and validity of intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in large, multi-year contracts; the outcome of pending and future litigation and governmental proceedings, including tax-related examinations and other matters; continued availability of financing; financial resources in the amounts, at the times and on the terms required to support M&T and its subsidiaries’ future businesses; and material differences in the actual financial results of merger, acquisition and investment activities compared with M&T’s initial expectations, including the full realization of anticipated cost savings and revenue enhancements.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T and its subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

ABOUT THIS DOCUMENT

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. The prospectus does not contain all information included in the registration statement. You may review a copy of the registration statement at the SEC’s Public Reference Room as well as through the SEC’s internet site, as described below. Under this shelf registration process, we may offer and sell the securities identified in this prospectus. Each time we offer and sell securities, we will provide a prospectus supplement that will contain information about the terms of the offering and the securities being offered and, if necessary, a pricing supplement that will contain the specific terms of your securities. The prospectus supplement and, if necessary, the pricing supplement, may also add, update or change information contained in this prospectus. Any information contained in this prospectus will be deemed to be modified or superseded by any inconsistent information contained in a prospectus supplement or a pricing supplement. You should read carefully this prospectus and any prospectus supplement and pricing supplement, together with the additional information described below under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. M&T also maintains a website (http://www.mandtbank.com ) where information about M&T and its subsidiaries can be obtained. The information contained in the M&T website is not part of this prospectus.

In this prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than those documents or portions of those documents that may be “furnished” and not filed with the SEC) until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 20, 2015;

•	Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Shareholders held on April 21, 2015, filed with the SEC on March 5, 2015;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015, filed with the SEC on May 8, 2015, and June 30, 2015, filed with the SEC on August 5, 2015;

•	Current Reports on Form 8-K, filed with the SEC on January 30, 2015, April 17, 2015, April 23, 2015 and June 9, 2015; and

•	The description of M&T’s common stock and preferred stock contained in the Registration Statement on Form 8-A filed with the SEC on May 20, 1998.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address and telephone number:

M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

(716) 842-5445

ABOUT M&T BANK CORPORATION

M&T Bank Corporation is a New York business corporation, which is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended and as a bank holding company under Article III-A of the New York Banking Law. The principal executive offices of M&T are located at One M&T Plaza, Buffalo, New York 14203. The telephone number for M&T is (716) 842-5445.

RISK FACTORS

Investing in our securities involves certain risks. Before you invest in any of our securities, in addition to the other information included in, or incorporated by reference into, this prospectus, you should carefully consider the risk factors contained in Item 1A under the caption “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated into this prospectus by reference, as updated by our annual or quarterly reports for subsequent fiscal years or fiscal quarters that we file with the SEC and that are so incorporated. See “Where You Can Find More Information” for information about how to obtain a copy of these documents. You should also carefully consider the risks and other information that may be contained in, or incorporated by reference into, any prospectus supplement relating to specific offerings of securities.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of any securities offered under this prospectus as set forth in the applicable prospectus supplement.

CONSOLIDATED EARNINGS RATIOS

The table below provides M&T’s consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods shown.

Effective January 1, 2015, we made an accounting policy election in accordance with amended accounting guidance issued by the Financial Accounting Standards Board in January 2014 to account for investments in qualified affordable housing projects using the proportionate amortization method. Under the proportionate amortization method, we amortize the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of income tax expense. The adoption of the amended guidance did not have a significant effect on our financial position or results of operations, but did result in the restatement of the consolidated statement of income for periods prior to January 1, 2015 to remove losses associated with qualified affordable housing projects from “other costs of operations” and include the amortization of the initial cost of the investment in income tax expenses. The cumulative effect of the adjustments associated with adopting the amended guidance was not material as of the beginning of any period presented in those consolidated financial statements. These restated consolidated statements of income for periods prior to January 1, 2015 have been reflected in the consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends provided below.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits	6.71x	7.55x	7.46x	8.45x	7.05x	5.52x	4.66x
Including interest on deposits	5.76x	6.18x	6.18x	6.51x	5.19x	3.89x	3.27x
CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Excluding interest on deposits	4.91x	5.41x	5.33x	6.42x	5.53x	4.55x	4.01x
Including interest on deposits	4.44x	4.75x	4.71x	5.31x	4.40x	3.46x	3.00x

VALIDITY OF SECURITIES

The validity of the securities may be passed upon for us by Hodgson Russ LLP, or by counsel named in the applicable prospectus supplement, and for any underwriters or agents by counsel selected by such underwriters or agents.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of M&T Bank Corporation for the year ended December 31, 2014, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

M&T Bank Corporation

$             % Fixed Rate Senior Notes due 20

$         Floating Rate Senior Notes due 20

PROSPECTUS SUPPLEMENT

July    , 2018

Joint Book-Runners

Morgan Stanley	Credit Suisse	J.P. Morgan	UBS Investment Bank